Filed by Robertson-Ceco Corporation
                                        pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed filed
                                        pursuant to Rule 14a-12 and Rule 14d-2
                                        under the Securities Exchange Act of
                                        1934

                                        Subject Company: Butler Manufacturing
                                        Company

                                        Commission File No. 001-12335

                                        Date: April 14, 2004



--------------------------------------------------------------------------------
CONTACTS:

FROM ROBERTSON-CECO CORPORATION:
Christopher B. Campbell
Tel:  (312) 419-8220
Fax: (312) 419-9417
ccampbell@heico-acq.com

FROM CCG INVESTOR RELATIONS:
Crocker Coulson, Partner
Tel:  (818) 789 0100
crocker.coulson@ccgir.com


                    ROBERTSON-CECO CORPORATION MAKES PROPOSAL
             TO COMBINE BUSINESSES WITH BUTLER MANUFACTURING COMPANY

              PROPOSAL OFFERS BUTLER SHAREHOLDERS $23.00 PER SHARE

         CHICAGO, April 14, 2004. Robertson-Ceco Corporation, a Delaware corporation ("RCC"), today announced that it had submitted a proposal to Butler Manufacturing Company ("Butler") (NYSE: BBR) to combine the businesses of Butler and the three operating divisions of RCC and to provide Butler shareholders with the option to exchange their shares of Butler stock for $23.00 per share. The three operating divisions of RCC, each of which is engaged in North America in the design, fabrication and sale of pre-engineered buildings, are Star Building Systems ("Star"), Ceco Building Systems ("CECO") and Robertson Building Systems Canada ("RBS").

         Under RCC's proposal, Butler shareholders will have the right to elect to surrender their shares for a purchase price of $23 per share or alternatively to continue their ownership of shares in the combined company. RCC would receive shares in the combined company reflecting a value of $26.00 per share. In addition, the combined company will refinance outstanding Butler debt, including letters of credit.

         RCC believes that its proposal is superior to the current agreement for BlueScope Steel Limited to acquire Butler for $22.50 per share. Therefore, RCC believes that the Butler Board of Directors should determine in fulfillment of its fiduciary duties to withdraw its recommendation that the Butler shareholders vote for approval of the Blue Scope proposal and instead accept this offer by RCC.

"Our proposal represents a unique opportunity to build a leading supplier in the North American pre-engineered metal buildings market, while providing a premium for those Butler shareholders who desire liquidity," said Michael E. Heisley Sr., Chief Executive Officer of RCC.

The full text of the letter sent to Butler is attached.

ABOUT ROBERTSON-CECO

Robertson-Ceco manufactures pre-engineered metal buildings for the industrial and construction industries. The company's three metal-building manufacturing companies, Ceco Building Systems, Star Building Systems, and H. H. Robertson Building Systems, operate five plants in the US and one in Canada. It manufactures buildings that range in size from under 150,000 sq. ft. to up to 1 million sq. ft. and up to four stories high. Robertson-Ceco sells through a builder/dealer network in the US and Canada and through direct sales and local dealers in Asia.

                                      # # #

                                            April 13, 2004


CONFIDENTIAL
------------
The Board of Directors
Butler Manufacturing Company
1540 Genessee Street
Kansas City, Missouri  64102

Gentlemen:

         This letter sets forth a proposal for the combination of the businesses of Butler Manufacturing Company, a Delaware corporation ("Butler"), and the three operating divisions of Robertson Ceco Corporation, a Delaware corporation ("RCC"), and an opportunity for liquidity for Butler shareholders who desire it. The three operating divisions of RCC, each of which is engaged in North America in the design, fabrication and sale of pre-engineered buildings, are Star Building Systems ("Star"), Ceco Building Systems ("Ceco") and Robertson Building Systems Canada ("RBS").

         Under our proposal, Butler shareholders will have the right to elect to receive in cash $23 per share or alternatively to continue their ownership of shares in the combined company. We believe the shares in the publicly traded, combined company will have a long term value significantly above $23 per share.

         We have arranged to refinance outstanding Butler debt, including letters of credit. We are prepared to purchase all three series of the 8.02%, the 6.57% and the 7.87% Senior Notes issued by Butler and further extend the Noteholder Amendment and Acknowledgement Agreements. In connection therewith, we are prepared to offer the existing noteholders a value of par plus accrued interest plus the "make-whole" payment at the completion of the transaction.

         We believe that our proposal as set forth below is superior to the BlueScope buyout proposal. Accordingly, we respectfully suggest that the Butler Board of Directors should determine in fulfillment of its fiduciary duties to withdraw its recommendation that the Butler shareholders vote for approval of the BlueScope proposal.

         The combined net sales and EBITDA of Star, Ceco and RBS for the year ended December 31, 2003, and the average annual combined net sales and EBITDA of Star, Ceco and RBS for the five years ended December 31, 2003 are as follows:

Board of Directors
Butler Manufacturing Company
April 13, 2004
Page 2


------------------- -------------------------------------------- ----------------------------------------------------
                                                                            Average Annual for Five Years
                           Year Ended December 31, 2003                        Ended December 31, 2003
                           ----------------------------                        -----------------------
------------------- -------------------------------------------- ----------------------------------------------------
Net sales                         $287.6 million                                   $291.9 million
------------------- -------------------------------------------- ----------------------------------------------------
EBITDA                            $ 16.6 million                                   $ 27.3 million
------------------- -------------------------------------------- ----------------------------------------------------


A combined balance sheet for the three divisions at December 31, 2003, excluding all assets and liabilities to be retained by RCC, is attached hereto as Exhibit A.

         We propose to combine the operating divisions of RCC and Butler in a transaction that values the shares of Butler common stock at $26.00 per share. The RCC operating divisions would be valued at 6.7x the average EBITDA of the divisions for the five years ended December 31, 2003. The multiple of 6.7x EBITDA when applied to Butler's average annual EBITDA for the same period results in a value of $22.50 per Butler common share, as proposed to be paid by BlueScope. Based on these values, we believe the combination of Butler and the RCC operating divisions is immediately accretive to Butler's shareholders. See Exhibit B. As part of the transaction proposed by us, Butler shareholders who do not wish to continue their ownership of shares in the combined enterprise would be given the opportunity to receive $23.00 per Butler common share in cash.

         We propose that the transaction will be effected as follows:

                  1. RCC will transfer all of the operating assets and liabilities of each of Star, Ceco and RBS to newly formed corporations for each respective division. In addition, each division will assume any currently outstanding indebtedness relating to its business and assets. RCC will retain certain intercompany obligations owed to it by affiliates and certain liabilities (including contingent claims) relating to discontinued operations.

                  2. RCC will transfer the stock of the newly formed corporations to a newly formed corporation ("Newco"), and Newco will form an acquisition subsidiary ("Newco Acquisition").

                  3. Butler will commit to issue shares of its common stock at a price of $23.00 per share immediately prior to the merger described below, in an amount sufficient to fund the cash portion of the merger described in item 4 below, but not less than $60 million of newly issued shares. RCC has identified investors who are prepared to commit to purchase the shares to be issued.

                  4. Newco Acquisition will merge with and into Butler. Butler shareholders will elect to either receive cash at $23 per share or receive one registered Newco share for each Butler share. Newco will own 100% of Butler, will change its name to Butler ("New Butler"), and will become the public reporting

Board of Directors
Butler Manufacturing Company
April 13, 2004
Page 3


                           company. It is anticipated that following the merger, a minimum of approximately 43.1% of the New Butler shares will be held by RCC and 16.6% by the new investors.

                  5. Following the merger, RCC nominees will constitute a majority of the board of directors of New Butler. At least three (3) current Butler directors will be asked to continue as members of the board of New Butler.

                  6.       The Butler management contracts will be honored.

                  7. Outstanding indebtedness of Butler will be refinanced.

                  8. RCC will continue in existence with substantial net worth and will discharge its liabilities as they come due.

         As a result of (a) the refinancing of Butler debt, (b) the synergies derived from the combined operations, (c) value associated with the successful conclusion of the Louisiana Pacific litigation and (d) input from RCC designated board members, we believe that the market value of the New Butler shares will significantly exceed the current BlueScope valuation of $22.50 per share. Recognizing that the business cycle for the pre-engineered metal buildings businesses in which Butler and RCC participate was at a five-year low in 2003, we expect that Butler shareholders would also benefit from being able to continue their share ownership when the business cycle improves. For these reasons, we believe our proposal is superior for Butler shareholders than the current BlueScope buyout proposal.

         RCC is ready to immediately negotiate and sign a definitive agreement for the transaction, without contingencies. We believe that HSR clearance should be obtained expeditiously. We suggest that any review by Butler of the Star, Ceco and RBS businesses could be commenced immediately and concluded during the next week or so while definitive agreements are prepared. Because we have also conducted significant due diligence during our participation in your sale process in late 2003, we have substantially completed our review of Butler. We believe the transaction structure proposed herein allows us to put a value on Butler above our valuation arrived at during the 2003 sales process.

Board of Directors
Butler Manufacturing Company
April 13, 2004
Page 4


         Provided that Butler's Board of Directors withdraws not later than April 23, 2004 its recommendation that its shareholders approve the BlueScope buyout proposal, our proposal will remain open until the close of business on April 30, 2004. Please contact the undersigned at (312) 419-8220 to indicate your acceptance of our proposal and with any questions you may have.

                                            Very truly yours,



                                            E.A. Roskovensky
                                            President

EAR:idt

                                                                       EXHIBIT A
                                                                       ---------

ROBERTSON CECO CORPORATION

CECO BUILDINGS, STAR BUILDINGS, HH ROBERTSON OPERATING DIVISIONS
PROPOSED COMBINED BALANCE SHEET
DECEMBER 31, 2003
(IN THOUSANDS)

ASSETS

Current Assets:
      Cash and cash equivalents                                   9,449
      Accounts and notes receivable                              30,202
      Inventories                                                16,985
      Deferred taxes - current                                    1,079
      Other current assets                                          566

                                                            ------------
          Total current assets                                   58,281

Property, plant & equipment, net                                 38,370

Notes receivable from affiliates                                      0

Goodwill                                                          3,123

Deferred taxes                                                    6,413

Other noncurrent assets                                             876

                                                            ------------
TOTAL ASSETS                                                    107,063
                                                            ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
      Current portion - long-term debt                            6,697
      Accounts payable                                           16,194
      Accrued payroll and benefits                                6,357
      Other accrued liabilities                                   8,455

                                                            ------------
          Total Current assets                                   37,703

Long - term debt                                                  9,298

Minimum pension liability                                        18,293

Long - term warranty                                              3,219

Other long - term liabilities                                     3,320

Stockholders' Equity:
      Capital surplus                                            77,354
      Accumulated deficit                                      (30,183)
      Accumulated and comprehensive income                     (11,941)

                                                            ------------
          Total stockholders' equity                             35,230

                                                            ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      107,063
                                                            ============

Exhibit B
--------------------------------------------------------------------------------


 1        Blue Scope Multiple Paid of Butlers last 5 years EBITDA     6.7x

 2        RCC 5 years average EBITDA                                  27.3
          EBITDA Multiple                                             6.7
                                                                     -----------
          RCC Enterprise Value                                        183
          Less Debt                                                   7
                                                                     -----------
          Equity Value                                                176 mm

          New Butler shares issued to
          RCC @26                                                     6.77 mm

          Value of shares issued @ $23   (1)                          155.7 mm

          Value transfer to Butler shareholders                       $20 mm
         (Approximate $3 per share)




 (1) implies an EBITDA  multiple of 5.97 times

   NOTE: THE FOLLOWING NOTICE IS INCLUDED TO MEET CERTAIN LEGAL REQUIREMENTS:

                           FORWARD LOOKING STATEMENTS

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. You are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of RCC. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of RCC and Butler may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the RCC/Butler transaction may not be fully realized or realized within the expected time frame; (3) revenues following the RCC/Butler transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the RCC/Butler transaction; (5) the regulatory approvals required for the RCC/Butler transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) fluctuations in customer demand, order patterns and pricing pressures which could affect demand for RCC or Butler services; (9) industry cyclicality and seasonality; (10) changes in labor, equipment and capital costs or availability; (11) general business and economic conditions; and (12) other risks described from time to time in Butler's periodic reports filed with the Securities and Exchange Commission (the "Commission").

         Any information concerning Butler contained in this filing has been taken from, or is based upon, publicly available information. Although RCC does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, RCC does not take any responsibility for the accuracy or completeness of such information.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Butler or the combined company. Investors and security holders are urged to read the disclosure documents regarding the proposed RCC/Butler transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by RCC. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by RCC with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents (when they are available) may also be obtained for free from RCC by directing a request to Robertson-Ceco Corporation, 5600 Three First National, Chicago, Illinois 60602.

         RCC is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Butler. However, in connection with its proposal to merge with Butler, certain directors and officers of RCC may participate in meetings or discussions with RCC shareholders some of whom may also be Butler shareholders or other persons who may also be Butler shareholders. RCC does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them.

         If in the future RCC does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Butler in connection with its proposal to merge with Butler it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.